THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETED AND MAY CHANGE. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                                Filed Pursuant to Rule 424(b)(3)
                                         Registration Statement Number 333-35752



                              SUBJECT TO COMPLETION
                        PROSPECTUS DATED APRIL 27, 2000


PROSPECTUS

                                1,734,532 SHARES

                              ELTRAX SYSTEMS, INC.

                                  COMMON STOCK


This prospectus covers the sale of up to 1,734,532 shares of Eltrax Systems, Inc. common stock by certain stockholders. We will not receive any proceeds from the sale of the shares by the stockholders.

Our common stock is listed on the Nasdaq National Market System under the symbol "ELTX." The last reported sale price of the common stock as reported on the Nasdaq National Market System on April 25, 2000, was $6.00 per share.

The selling stockholders, directly or through agents, brokers or dealers designated from time to time, may sell the shares of our common stock offered hereby from time to time on terms to be determined at the time of sale.
See "Plan of Distribution."

We have agreed to bear all expenses of registration of our common stock offered hereby under federal and state securities laws.

             SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SHARES.

                     ----------------------------------

        These securities have not been approved or disapproved by the
         Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission
             or any state securities commission passed upon the
                accuracy or adequacy of this prospectus. Any
                     representation to the contrary is a
                              criminal offense.
                     ----------------------------------

              The date of this Prospectus is          , 2000.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS CONTAINED IN THIS DOCUMENT OR INCORPORATED HEREIN BY REFERENCE THAT ARE NOT STATEMENTS OF HISTORICAL FACTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "WILL" AND SIMILAR EXPRESSIONS ARE EXAMPLES OF WORDS THAT IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR FUTURE FINANCIAL POSITION, BUSINESS STRATEGY AND EXPECTED COST SAVINGS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON OUR CURRENT BELIEFS, AS WELL AS ASSUMPTIONS WE HAVE MADE BASED UPON INFORMATION CURRENTLY AVAILABLE TO US.

         EACH FORWARD-LOOKING STATEMENT REFLECTS OUR CURRENT VIEW OF FUTURE EVENTS AND IS SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY RESULTS EXPRESSED OR IMPLIED BY OUR FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS EXPRESSED OR IMPLIED BY ANY FORWARD-LOOKING STATEMENTS INCLUDE:

-        GENERAL  NATIONAL AND WORLDWIDE ECONOMIC CONDITIONS;

-        OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND MANAGE OUR GROWTH;

- THE ACCEPTANCE AND INCREASED USE OF THE INTERNET AND INTERNET-BASED BUSINESS SOLUTIONS;

-        RAPID TECHNOLOGICAL AND REGULATORY CHANGES IN THE INDUSTRY WE SERVE;

-        OUR UNCERTAIN REVENUE GROWTH;

- THE ABILITY TO IDENTIFY APPROPRIATE BUSINESS TO ACQUIRE AND EFFICIENTLY INTEGRATE THOSE ACQUIRED BUSINESSES;

- FOREIGN CURRENCY FLUCTUATIONS AND OTHER UNCERTAINTIES RELATING TO OUR BUSINESS IN FOREIGN COUNTRIES;

-        COMPETITION; AND

- OTHER FACTORS DISCLOSED IN THE SECTION ENTITLED RISK FACTORS BELOW AND IN OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

ALL SUBSEQUENT FORWARD-LOOKING STATEMENTS RELATING TO THE MATTERS DESCRIBED IN THIS DOCUMENT AND ATTRIBUTABLE TO US OR TO PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY SUCH FACTORS. WE HAVE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, AND WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that Eltrax Systems, Inc., a Minnesota corporation, filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus. Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of April 27, 2000. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information".

         We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: 7 World Trade Center, Thirteenth Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

        1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on March 27, 2000
                  (as amended by Form 10-K/A filed April 28, 2000).

        2. The description of our common stock contained in our Registration Statement on Form 8-A (file No. 0-22190).

        3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Commission on May 15, 2000.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

                              Eltrax Systems, Inc.
                              400 Galleria Parkway
                                    Suite 300
                             Atlanta, Georgia 30339
                            Attn: Corporate Secretary

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

                                   THE COMPANY

         Eltrax Systems, Inc., a Minnesota corporation, is a global provider of outsourced information technology ("IT") solutions. We operate through two separate business units: the Technology Services Group ("TSG") and the Hospitality Services Group ("HSG"). The TSG provides technology solutions, customer care services and acts as an application service provider ("ASP"). The HSG provides enterprise information solutions for the global hospitality industry. We have previously announced that we are exploring various alternatives to further our strategy of expanding our penetration of the network, application and ASP markets. We are currently focusing these efforts on the valuation and possible disposition of certain non-strategic assets, although there can be no assurance that any disposition will occur. Our headquarters are located at 400 Galleria Parkway, Suite 300, Atlanta, GA 30339 and our telephone number is (770) 612-3500. We maintain a worldwide web address at www.eltrax.com.

TECHNOLOGY SERVICES GROUP

         The TSG is a provider of outsourced Internet- and network-based applications and services to over 3,000 clients. Our clients are typically small- and medium-sized enterprises with revenue of $50 million to $1 billion where outsourced IT solutions provide a cost-effective alternative to developing and maintaining internal technology infrastructures. The TSG is comprised of three divisions:

         - TECHNOLOGY SOLUTIONS. We provide comprehensive solutions, such as strategic assessment, application and network design, custom application development and integration, network management, support and maintenance that enable our clients to more effectively communicate and manage information.

         - CUSTOMER CARE SOLUTIONS. We simplify the technical support functions of our clients by providing 24x7 help desk support and training and installation services for the solutions that we have developed and implemented.

         - APPLICATION SERVICE PROVIDER (ASP). We provide our clients with application outsourcing and remote delivery of applications that lower total technology-related costs and infrastructure requirements. Our existing core competencies within the IT outsourcing marketplace and large customer base have allowed us to more rapidly introduce our ASP offerings.

OUR SOLUTION AND ITS BENEFITS

         We have developed our product and service offerings based on our propriety Plan, Build, Run(SM) methodology, which offers clients rapid delivery of comprehensive solutions for the effective deployment of e-business or other technology-related initiatives. Our solutions provide clients with the following benefits:

         - ABILITY TO FOCUS ON CORE COMPETENCIES. Our solutions allow small- and medium-sized companies to focus on their core business competencies by outsourcing all or a portion of their IT needs. Many of our clients do not have the resources to maintain internal personnel with the advanced skills required in today's IT environment.

         - ACCESS TO COMPREHENSIVE IT FUNCTIONS. We provide services across the entire IT spectrum from consulting to implementation to maintenance. We believe the option of a single-source for IT outsourcing is especially appealing to our clients who often lack the time and resources to coordinate a multi-party effort. Additionally, we provide our clients access to specific, high-level IT expertise which would normally be handled by an IT generalist.

         - ENHANCED RELIABILITY FOR KEY BUSINESS APPLICATIONS. Many of our clients choose to outsource their key business applications. Any service interruption involving key applications such as e-mail, hosting, customer care and network administration can be operationally debilitating and costly. Our solutions offer a guaranteed level of performance, which provides clients with the reliability they require from their key business applications.

OUR MARKET OPPORTUNITY

         We believe we are positioned to take advantage of a number of key trends in today's IT marketplace, including the emergence of the ASP market, continued growth of network services management and increased emphasis by organizations on customer care. Dataquest estimates that the ASP market will grow to $22.7 billion in 2003, representing a compound annual growth rate (CAGR) of 90.7%. The U.S. network services market is estimated by the GartnerGroup to grow to $70.6 billion by 2003. In addition, IDC estimates that the global market for outsourcing of customer relationship management services, of which customer care outsourcing is a subset, will grow at a CAGR of 18.6% from $24.8 billion in 1998 to $58.3 billion in 2003.

OUR STRATEGY

         Based on these current trends, we intend to focus most of our product development and marketing skills on promoting and growing the TSG, especially the ASP division. Our objective is to become the leading provider of outsourced Internet- and network-based solutions to small- and medium-sized businesses. Our strategy for achieving this objective is as follows:

         - EXPAND SERVICE OFFERINGS. As a total solution provider of outsourced IT services for small- to medium-sized clients, we intend to continue to expand our service offerings within all segments of the TSG to capture a larger percentage of our clients' IT budgets.

         - OFFER NEW ASP PRODUCTS. We intend to continue to align ourselves with other types of application developers and also to continue to develop proprietary applications where applicable.

         - MARKET OUR ASP PRODUCTS TO OUR EXISTING CLIENT BASE. We intend to continue to target our large, existing client base for additional ASP revenue opportunities.

         - EXPAND STRATEGIC ALLIANCES. We intend to expand strategic relationships with various manufacturers of networking hardware, software developers and vertical industry specialists in order to broaden our client base.

         - FOCUS ON VERTICAL MARKETS. We intend to focus on specific vertical markets, including, but not limited to: (i) communications; (ii) retail; (iii) education; (iv) manufacturing; and (v) healthcare. These are vertical markets in which we have significant prior experience deploying IT solutions.

HOSPITALITY SERVICES GROUP

         The HSG designs, manufactures, markets and services enterprise information products and services for the global hospitality industry. These products and services consist of application-specific software and hardware systems, supplemented by training, installation, maintenance and call center support services. The HSG concentrates on three major areas: restaurant solutions, lodging solutions and energy management solutions. In addition to our software enterprise products and services and hardware products, we offer a wide variety of support services and products for our hotel and restaurant information systems. In addition, we offer training, installation, call center support and maintenance contracts for all hospitality products.

                                  RISK FACTORS

You should carefully consider the following risk factors as well as other information included in this document. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline.

OUR FUTURE RESULTS OF OPERATIONS ARE UNCERTAIN BECAUSE WE ARE SIGNIFICANTLY REFOCUSING OUR BUSINESS.

         We believe that the technology services and ASP markets will grow significantly over the next five years. As a result, we intend to refocus our business efforts to devote most of our energy and resources to promote and grow the TSG, especially its ASP division. Additionally we recently engaged a financial advisor to review our current business strategy and assist us in exploring various financing and restructuring alternatives to maximize shareholder value. As part of that review and business strategy development, we are currently exploring the possibility of disposing of certain non-strategic assets. Although we can not assure you that we will be able to implement our new business strategy, if we do implement this strategy, our historical results of operations, which are the result of our old business strategy, may not give you an accurate indication of how we will perform in the future.

WE MAY BE UNABLE TO MEET OUR FUTURE WORKING CAPITAL REQUIREMENTS.

         Our business strategy calls for rapid growth, particularly in the TSG and in our ASP business. This growth will require investment in personnel and infrastructure, which in turn will require additional financing. Additional financing may not be available to us on favorable terms or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to expand our business operations. This in turn could harm our business, results of operations and financial condition. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage of ownership of our existing stockholders will be reduced and any new securities could have rights, preferences and privileges senior to those of our common stock. Furthermore, if we raise capital or acquire businesses by incurring indebtedness, we will become subject to the risks associated with indebtedness including interest rate fluctuations and any financial or other covenants that our lender may require.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.

         We have a history of net losses, including a net loss of $9.8 million for the 1999 fiscal year and a net loss of $6.5 million for the 1998 fiscal year. Further, developing our new business strategy and expanding our services will require significant additional capital and other expenditures. Accordingly, we may continue to generate net losses in the future, and we may never become profitable.

OUR SUCCESS DEPENDS ON THE ACCEPTANCE AND INCREASED USE OF BOTH INTERNET-BASED BUSINESS SOFTWARE SOLUTIONS AND OUR NEW PRODUCTS AND SERVICES, AND WE CANNOT BE SURE THAT THIS WILL HAPPEN.

         Our new business model depends in large part on the adoption of Internet-based business software solutions by our target market of middle market commercial users. Our business could suffer dramatically if Internet-based software solutions are not accepted or are not perceived to be effective. The market for Internet services, private network management solutions and widely distributed Internet-enabled packaged application software has only recently begun to develop, and we believe many of our potential customers are not aware of the benefit of the outsourced solutions we provide.

The growth of Internet-based business software solutions could also be limited by:

-        concerns over transaction security and user privacy;

-        inadequate network infrastructure for the Internet; and

-        inconsistent performance of the Internet.

         We cannot be certain that commercial customers will accept and employ Internet-based software solutions or that this market will grow at the rate we expect. If this market does not grow or grows more slowly than our predictions our financial condition and results of operations would be adversely affected.

         Additionally, many of our products and services are based on new or improved technologies that have not previously been available. We will have to overcome the difficulties inherent in the introduction of new or improved technologies to the market, including our ability to demonstrate to customers the technical capabilities and the value of these new technologies, and there is no assurance that we can do so successfully. Lack of market acceptance of our products and services would adversely affect our business.

WE MAY NOT BE ABLE TO DELIVER OUR SERVICES IF THIRD PARTIES DO NOT PROVIDE US WITH KEY COMPONENTS OF OUR INFRASTRUCTURE.

         We depend on other companies such as software vendors and equipment manufacturers to supply us with key components of the computer and telecommunications equipment and the telecommunications services that we use to provide our application hosting services. A disruption in our ability to provide hosting services could prevent us from maintaining the required standards of service, which would cause us to incur contractual penalties, and would harm our business. Additionally, if any of our significant software vendors stop making their products available to us or choose to compete against us, our business would be harmed. Moreover, our success depends upon the continued popularity of the product offerings of these vendors and on our ability to establish relationships with new vendors in the future. If we are unable to obtain packaged applications from these or comparable vendors or if our vendors choose to compete with us or the popularity of their products declines, our ability to customize, implement or host packaged software applications may be adversely affected.

IF WE ARE UNABLE TO EFFICIENTLY INTEGRATE AND OPERATE RECENT ACQUISITIONS, OUR BUSINESS WOULD BE HARMED.

         During the last few years, we have merged with or acquired numerous companies. The rapid growth associated with these acquisitions and the difficulties we have experienced in integrating these businesses has placed, and will continue to place, a significant strain on our systems, controls and managerial resources. Our management has expended, and expects to continue to expend, significant time and effort in integrating the operations of the businesses we acquire and in expanding our systems and controls to these acquired businesses. If we do not accomplish these tasks, our results of operations and financial condition may be materially and adversely affected.

OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

         We believe that our success depends largely on our ability to attract and retain highly skilled and qualified technical, managerial and marketing personnel. Competition for this personnel in the information technology services industry is intense. The inability to hire or retain qualified personnel could hinder our ability to implement our business strategy and harm our business.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE MUCH GREATER RESOURCES.

         Competition in the information technology services industry is intense and is expected to increase. Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Additionally, there are relatively few barriers to entry in our business that would prevent new competitors from entering our industry. We may not be able to compete effectively and, if we do not, our financial condition and results of operations may be materially and adversely affected.

OUR SUCCESS DEPENDS ON OUR ABILITY TO KEEP UP WITH RAPID TECHNOLOGICAL DEVELOPMENTS AND EVOLVING INDUSTRY STANDARDS.

         The Internet is characterized by rapidly changing technology, evolving industry standards, and frequent new service and product announcements, introductions and enhancements. Our future success will depend on our ability to adapt our services to rapidly changing technologies and evolving industry standards, to continually improve the performance, features and reliability of our services and to insure the continued compatibility of our services with products, services and architectures offered by various vendors or any prevailing standard. If we do not keep up with those changes, our business may suffer.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS AGAINST US, EVEN WITHOUT MERIT, COULD REQUIRE US TO ENTER INTO COSTLY LICENSES OR DEPRIVE US OF TECHNOLOGY WE REQUIRE.

         Our industry is technology intensive. As the number of software products in our target markets increases and the functionality of these products further overlap, third parties may claim that the technology we develop or license infringes their proprietary rights. Any infringement claims, even without merit, could require us to enter into costly royalty or licensing agreements to avoid service implementation delays. If successful, a claim of product infringement could deprive us of the technology we require altogether. Any of these outcomes could harm our business.

FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Our success depends in part upon the protection of our proprietary application software and hardware products. We have taken steps that we believe are adequate to establish, protect and enforce our intellectual property rights. However, we cannot assure you that these efforts to safeguard and maintain our proprietary rights will be successful.

         Furthermore, the laws of many foreign countries in which we do business do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although we have implemented and will continue to implement protective measures in those countries, these efforts may also not be successful. Additionally, even if our U.S. and international efforts are successful, our competitors may independently develop non-infringing technologies that are substantially similar or superior to our technologies.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUE FROM INTERNATIONAL OPERATIONS.

         Our international operations represented approximately 18.5% of our total revenue for the year ended December 31, 1999. The largest portion of this international revenue is generated in the Pacific Rim Region, which represented approximately 7.4% of our total revenue for the year ended December 31, 1999. Ongoing business in international markets subjects us to a wide variety of risks, including:

-        unexpected changes in legal and regulatory requirements;

-        new tariffs or other barriers to certain international markets;

-        difficulties in staffing and managing foreign operations;

- regional economic factors including recessions, hyperinflation or other adverse economic developments;

- longer payment cycles and greater difficulty in collecting accounts receivable;

-        the possibility of expropriation;

- limitations on the repatriation of investment income, capital stock and other assets;

-        unstable political environments;

-        potentially adverse tax consequences; and

-        gains and losses on foreign currency conversion.

LEGAL UNCERTAINTIES AND GOVERNMENT REGULATION COULD ADD ADDITIONAL COSTS TO DOING BUSINESS ON THE INTERNET AND COULD LIMIT OUR CLIENTS' USE OF THE INTERNET.

         The laws governing the Internet remain largely unsettled. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, taxation and the need to qualify to do business in a particular state, apply to the Internet. This legal uncertainty could slow the growth in Internet use and decrease the acceptance of the Internet as a commercial medium, which could harm our business.

         In response to this legal uncertainty and the growing use of the Internet, laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet and Internet-based businesses could harm our business.

OUR REVENUES HAVE HISTORICALLY DEPENDED HEAVILY UPON THE HOSPITALITY AND TOURISM INDUSTRY AND WILL CONTINUE TO DO SO IF WE ARE UNSUCCESSFUL IN IMPLEMENTING OUR BUSINESS PLAN.

         Our historic results of operations depended upon demand for our products and services in the hospitality and tourism industry. Although our new business model focuses on the TSG, so long as we operate the HSG, we will continue to rely heavily on those industries for our revenue and any decline in capital spending by the hospitality and tourism industry, in general, or by our key customers in those industries, in particular, could have a material adverse effect on our business, operating results and financial condition.

OUR STOCK PRICE HAS BEEN VOLATILE.

         The stock market in general, and the market for technology and Internet-related companies in particular, has recently experienced extreme volatility that has often been unrelated to the operating performance of particular companies. During the year ended December 31, 1999, the per share sales price of our common stock on the Nasdaq National Market System has fluctuated from a low of $3.125 to a high of $9.50. We believe that the volatility of our stock price does not necessarily relate to our performance and is broadly consistent with volatility experienced in our industry. Prices for our common stock are determined in the marketplace and may be influenced by many factors including factors that are beyond our control, such as prevailing market conditions, changes in earnings estimates by industry research analysts, and general economic, industry and market conditions. In addition, in order to respond to competitive developments, we may from time to time make pricing, service or marketing decisions that could harm our business. Also, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In either case, the trading price of our common stock would likely decline.

WE HAVE NOT PAID ANY DIVIDENDS IN THE PAST AND DO NOT EXPECT TO PAY ANY DIVIDENDS IN THE FORESEEABLE FUTURE.

         We have never paid dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the development of our business and, consequently, may never pay cash dividends. Our bank line of credit prohibits the payment of dividends.

                              SELLING STOCKHOLDERS

          The selling stockholders may use this prospectus for the resale of shares of our common stock being registered hereunder, although no selling stockholder is obligated to sell any such shares. Of the 1,734,532 shares of common stock offered by this prospectus, 1,194,532 shares were issued to selling stockholders in a private placement on March 31, 2000 and 540,000 shares are issuable upon exercise of certain warrants. The selling stockholders who hold warrants are not required to exercise the warrants. None of the selling stockholders is an affiliate of Eltrax.

         The following table sets forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by each of them. All information contained in the table is as of April 25, 2000. We are not able to estimate the amount of shares that will be held by the selling stockholders after the completion of this offering because those selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the shares being registered will be sold.


-------------------------------------- ----------------------- --------------------- --------------------------------
                                                                                           Shares Beneficially
                                          Shares of Common                                     Owned After
                                         Stock Beneficially      Number of Shares             Completion of
                                         Owned Prior to the                                the Offering (2)(3)
         Selling Stockholder                Offering (1)          Being Offered            Number         Percent
                                            ------------          -------------            ------         -------
-------------------------------------- ----------------------- --------------------- ------------------- ------------
-------------------------------------- ----------------------- --------------------- ------------------- ------------
Taylor Koonce                                  67,500                37,500(4)             30,000             *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Doug Roberson                                 196,175                106,250(4)             89,925            *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Walt Lovett                                   483,250                106,250(4)            377,000           1.50
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Tim Amidon                                     50,000                 50,000(4)               0               *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Morgan and Cynthia Webb Payne                 361,767                168,000(4)            193,767            *
-------------------------------------- ----------------------- --------------------- ------------------- ------------


                                                                                            Shares Beneficially
                                                                                                Owned After
                                          Shares of Common                                     Completion of
                                         Stock Beneficially         Number of               the Offering (2)(3)
                                         Owned Prior to the          Shares                ----------------------
         Selling Stockholder                Offering (1)          Being Offered            Number         Percent
                                            ------------          -------------            ------         -------
-------------------------------------- ----------------------- --------------------- ------------------- ------------
Webbmont Holdings, L.P.                     1,139,750                 72,000(4)         1,067,750            4.25
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Frontier Performance Partnership L.P.          77,200                 38,600               38,600             *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Boston Small Cap Investment Fund               40,100                 18,900               21,200             *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Frontier Partners Fund, L.P.                    4,800                  1,800                3,000             *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Frontier Partners Fund II, L.P.                68,900                 34,700               34,200             *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Hathaway Partners Investment L.P.              25,000                 25,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Irvine Capital Partners, LP                    25,000                 25,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Manulife Global International Growth            3,000                  3,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

NAL Foreign Equity                              3,700                  3,700                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

MIL Par Closed Fund                            95,100                 95,100                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

MIL Par Fund Ancillary                         31,500                 31,500                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

MIL Non Par Fund                                7,900                  7,900                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

MIL Shareholders Fund                          15,400                 15,400                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

MIL North American Equity Fund                 60,900                 60,900                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Manulife Reinsurance                           21,100                 21,100                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

NAL Staff Pension Fund                          3,700                  3,700                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Canadian Staff Pension Plan For
Manulife                                        7,800                  7,800                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Manulife Cabot Global Equity                    4,900                  4,900                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Oppenheimer Enterprise Fund                   425,532                425,532                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Pioneer Capital Management                     60,000                 60,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

RS MicroCap Growth Fund                        90,000                 20,000               70,000             *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Sain Holdings Account Acc.
Transitional                                   30,000                 30,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Sagitta Americas Mid Cap Growth Fund           20,000                 20,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------


                                                                                            Shares Beneficially
                                                                                                Owned After
                                          Shares of Common                                     Completion of
                                         Stock Beneficially         Number of               the Offering (2)(3)
                                         Owned Prior to the          Shares               -----------------------
         Selling Stockholder                Offering (1)          Being Offered            Number         Percent
                                            ------------          -------------            ------         -------
-------------------------------------- ----------------------- --------------------- ------------------- ------------
Tennessee Consolidated Retirement
System                                        100,000                100,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Arbuthnot Sipp A/C S.E. Sanbar                 20,000                 20,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Highpeak Limited                               15,000                 15,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Concentric Holdings Ltd.                        5,000                  5,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

Leila Williams Garden City Royalty
Trust                                         100,000                100,000                 0                *
-------------------------------------- ----------------------- --------------------- ------------------- ------------

                TOTAL                       3,659,974              1,734,532         1,925,442
-------------------------------------- ----------------------- --------------------- ------------------- ------------


*     Less than 1% of the outstanding shares of common stock.

(1) The number set forth in this column is the number of shares of common stock held by each such selling stockholder and/or the number of shares of common stock that would be received upon an exercise of warrants held by each such selling stockholder that are exercisable within 60 days of the date of this prospectus.

(2) Assumes that all shares of common stock being offered and registered hereunder are sold, although no selling stockholder is obligated to sell any such shares.

(3) Based upon 25,135,399 shares of common stock outstanding as of April 14, 2000.

(4)   Shares of common stock issuable upon exercise of warrants.

This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds of any sale by the selling stockholders.

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling stockholders, their pledgees, donees, transferees or other successors in interest (collectively with the selling stockholders, the "Sellers") who receive shares of common stock from a selling stockholder after the date of this prospectus. The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the shares at a stipulated price per share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the shares remaining unsold at a price per share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the shares from the Sellers as a principal for its own account may thereafter resell such shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on the Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale, or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to or receive commissions from the purchasers of the shares.

The Sellers also may sell some or all of the shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         Other than any commissions or discounts paid or allowed by the Sellers to underwriters, dealers, brokers or agents, all expenses incurred in connection with this offering are being borne by us.

         Pursuant to the registration rights granted to the selling stockholders, we have agreed to indemnify the selling stockholders and any person who controls a selling stockholder against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

         The legality of the common stock offered hereby will be passed upon by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan. As of April 27, 2000, certain shareholders of Jaffe, Raitt, Heuer & Weiss, P.C. beneficially owned approximately 90,250 shares of our common stock.

                                     EXPERTS

         The financial statements incorporated in this registration statement by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. The audited consolidated balance sheet of Sulcus Hospitality Technologies Corp. as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1998 (not presented separately in our financial statements) have been incorporated in reliance on the report of Crowe Chizek and Company, LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

================================================================================
No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by the prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Eltrax. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of Eltrax since the date hereof.


                     TABLE OF CONTENTS

                        PROSPECTUS

                                                 Page

ABOUT THIS
    PROSPECTUS....................................2
WHERE YOU CAN FIND
    MORE INFORMATION..............................3
THE COMPANY.......................................4
RISK FACTORS......................................4
SELLING STOCKHOLDERS..............................8
USE OF PROCEEDS...................................10
PLAN OF DISTRIBUTION..............................10
LEGAL MATTERS.....................................11
EXPERTS...........................................11



================================================================================



================================================================================

                                1,734,532 SHARES










                              ELTRAX SYSTEMS, INC.











                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS


                                 --------------

















================================================================================


                                                , 2000